Exhibit (a)(12)
Media Release
For Immediate Release
PacNet Addresses Shareholders’ Queries
SINGAPORE, 6 July 2006 — Pacific Internet Limited (NASDAQ: PCNTF) (“PacNet”) today addressed various queries raised by its shareholders over the last several days.
Specifically:
•	Role of PacNet’s Board of Directors;
•	Evidence of PacNet’s ability to execute its business;
•	Clarifications sought from MediaRing; and
•	Other clarifications and comments
A. PacNet’s Board has demonstrated its role to maximize shareholder value
In addressing the voluntary conditional cash offer from MediaRing Ltd (“the MediaRing Offer”), PacNet’s Board of Directors (the “Board”) has consistently sought to fulfil its role to maximize shareholder value and to act independently in the interest of shareholders.
In this connection, short-term investors who wish to accept the MediaRing offer will note that the Board has managed to enhance value for them via an increase in the offer price from US$8.25 to US$9.50 per share.
On 26 May 2006, the Board unanimously recommended to PacNet shareholders to reject the offer of US$8.25 per share as they found it financially inadequate and opportunistic in that the offer did not take into the account the long-term value of the company. The offer price for PacNet was subsequently revised to US$9.50 on 22 June 2006. For medium to long-term investors, PacNet’s Board has recommended for them to participate in PacNet’s long-term growth, as it believes that PacNet has a sound strategic plan and the ability to execute it. This is based on PacNet’s proven track record of financial discipline, depth of management, strong brand name and strong customer satisfaction culture, and solid management team which has a sound knowledge of the Asia-Pacific info-communications technology industry.

B. Evidence of PacNet’s Ability to Execute Its Strategic Plan
PacNet’s Board believes that the Company’s recent progress provides a good indication of the strengths and ability of PacNet’s management to execute its strategic plan over the coming years.
In Q1 2006, PacNet reported a record increase in revenue of 9.7%. This is a significant increase over the previous years’ growth rates and is in line with a trend towards higher compound annual growth rates as envisaged under the strategic plan.
Leveraging on the Company’s wide geographic coverage, PacNet also secured multi-site clients across the region, including the Hunter Urban Division of General Practice, Harvey World Travel, Gloria Jean’s Coffees, and Kintetsu World Express.
PacNet has also entered into a Network-to-Network Interconnection agreement with PCCW-HKT Networks Services Limited and a Memorandum of Understanding with Intel Technology Asia Pte Ltd.
All the above have been previously disclosed.
C. Strategic Plan
PacNet has previously announced an overview of its strategic plan. Commercial and legal constraints, including some relating to the offer period, prevent further disclosure of details of its strategic plan as well as the making of statements of forecasts.
As previously advised, the strategic plan to transform PacNet consists of three key thrusts:
1.	Expanding geographic footprint;
2.	Exploiting “disruptive” technologies in particular wireless broadband; and
3.	Increasing business revenues from IP-based Value Added Services
The target is to triple PacNet’s revenue in five years. This is to be achieved both organically and inorganically (including strategic acquisitions and mergers).
Expanding Geographic footprint
Expanding geographic footprint builds on PacNet’s already unique position as the largest telco-independent Internet communications service provider by geographic reach in Asia Pacific.
Since its formation, PacNet has made 14 acquisitions and successfully integrated all of them into the PacNet Group of companies. These acquisitions were completed in Hong Kong, the Philippines, Australia, Thailand and Singapore.
PacNet has demonstrated its capability in acquiring and integrating new companies.

Wireless
PacNet’s plan is to expand its wireless offering in five countries within five years.
Since being awarded the necessary wireless spectrum in Singapore in July 2005, PacNet has made progress. It has completed its wireless trials in Singapore and is on track to launch its fixed wireless service for the corporate segment in Q3 of 2006.
In April 2006, PacNet entered into a Memorandum of Understanding with Intel on WiMAX. Intel together with companies such as Samsung, Motorola, Nortel, among 368 others are members of the WiMAX Forum. With the world’s leading companies behind the WiMAX initiative, it is envisaged that WiMAX will be the future standard of wireless broadband.
Value Added Services (VAS)
VAS for PacNet in Q1 2006 has grown more than 100% over the same period last year. VAS made up 21.8% of total revenues in Q1 2006, up from 11.8% in 2005.
This clearly demonstrates PacNet’s potential to achieve its strategic goal of VAS contributing 30% of total revenues in five years.
D. Other Clarifications and Comments
PacNet would also like to make clarifications on certain matters reported in the media on 4 July:
•	Mr. Phey was reported to have said that PacNet had consulted the Securities Industry Council about MediaRing’s offer, and that the Securities Industry Council had determined that Vantage’s representatives on its board — namely its chief executive James Tan and chief investment officer Zhang Yun — could be regarded as independent directors.

PacNet did not consult nor seek any ruling from the Securities Industry Council as to the independence of Vantage’s representatives.

It is for Vantage’s representatives to satisfy themselves that they are independent for the purposes of making a recommendation on the MediaRing offer. If they are of the view that they face a conflict of interest, an application should be made to the Securities Industry Council to be exempted from the requirement to make a recommendation. Vantage’s directors did not seek such an exemption from the Securities Industry Council.

•	Responding to media queries at a PacNet press briefing on 3 July 2006, Mr. Claude Charles indicated certain time horizons, personal to his understanding of “short-term” and “medium-to-long term”. The PacNet Board wishes to confirm that, in making its recommendation to shareholders, it has not applied any specific time frames as to what defines an investor with a short term and medium-to-long term view respectively. This is in recognition that shareholders may have differing investment objectives and perspectives as to what short term and medium-to-long term means to them in investment terms.

•	PacNet was alerted to the possibility that the statement in a Business Times report: “The board is mindful that PacNet has been approached by different parties who have expressed an interest in exploring strategic alternatives and transactions”, which followed a statement attributed by the report to Mr Claude Charles: “The board believes that over time, PacNet’s shares could be worth more than US$9.50 in the medium to long term”, may be misleading if read together.

PacNet wishes to clarify that the two statements were not in fact made in conjunction with each other, and should be read in isolation from each other.

Please refer also to pages 5 and 11 of the Supplemental Circular, where the independent financial advisors stated that “the Management of PacNet, given enough time to carry out their strategic business plan, may be able to realize the longer term value of each PacNet Share that may be higher than US$9.50.”
E. Clarification Sought from MediaRing
PacNet, on behalf of its shareholders, in its press release dated 5 July 2006, sought clarification from MediaRing as to whether Shareholders who may not currently wish to accept the Revised Offer may subsequently accept the Revised Offer should it turn unconditional before 5.00p.m., New York City time on 10 July 2006.
Responsibility Statement
The directors of PacNet (including those who may have delegated detailed supervision of this release) have taken all reasonable care to ensure that the facts stated and all opinions expressed in this release are fair and accurate and that no material facts have been omitted from this release, and they jointly and severally accept responsibility accordingly.
Where any information has been extracted from published or otherwise publicly available sources (including, without limitation, the Revised Offer Announcement and the Offer to Purchase), the sole responsibility of the directors of PacNet has been to ensure through reasonable enquiries that such information has been accurately and correctly extracted from such sources or, as the case may be, accurately reflected or reproduced in this release.

Media and Analyst Contacts:
Singapore (Media)
Adeline Tan
Corporate Communications Manager
Pacific Internet Limited
Direct Tel: +65 6771 0443
Mobile: +65 9745 6345
Email: tan.adeline@pacific.net.sg
Ng Chip Keng
Weber Shandwick Worldwide (Singapore) Pte Ltd
Direct Tel: +65 6825 8084
Mobile: +65 9623 2166
Email: ckng@webershandwick.com
Singapore (Investors and Analysts)
Mervin Wang
Senior Manager, Investor Relations
Direct Tel: +65 6771 0780
Mobile: +65 97986077
Email: investor@pacific.net.sg
URL: www.pacnet.com/investor
US (Media and Analysts)
Alan Katz
Cubitt Jacobs & Prosek
Tel: +1 (212) 279 3115 (ext. 211)
Email: alan@cjpcom.com
Editor’s Notes:
About Pacific Internet Limited
Pacific Internet Limited or PacNet (NASDAQ: PCNTF) is the largest telco-independent Internet Communications Service Provider by geographic reach in the Asia Pacific region. The company has direct presence in Singapore, Hong Kong, the Philippines, Australia, India, Thailand and Malaysia. PacNet delivers a comprehensive suite of Internet data, voice and video services to corporate business and consumer customers. For more information, visit www.pacnet.com.
Cautionary Statement
Statements made in this announcement with respect to PacNet’s current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of PacNet. Forward-looking statements include but are not limited to those using words such as “seek”, “expect”, “anticipate”, “estimate”, “believe”, “intend”, “project”, “plan”, “strategy”, “forecast” and similar expressions or future or conditional verbs such as “will”, “would”, “should”, “could”, “may” and “might”. These statements reflect management’s current expectations, beliefs, hopes, intentions or strategies regarding the future and assumptions in light of currently available information. They are subject to a number of risks and uncertainties, including but not limited to (i) changes in the economic, regulatory and political environments in the countries where PacNet operates; (ii) changes and developments in technology and the Internet marketplace; (iii) PacNet’s continued ability to develop and win acceptance of its products and services, which are offered in highly competitive markets; (iv) the success of its joint ventures and alliances; (v) exchange rates, particularly between the Singapore dollar and the U.S. dollar and other currencies in which PacNet makes significant sales or in which its assets and liabilities are denominated; and (vi) the outcome of contingencies. In light of the many risks and uncertainties surrounding the Internet marketplace, the actual results could differ materially from those discussed in the forward-looking statements. PacNet assumes no obligation to update any such statements.